Steven M. Blondy
Executive Vice President and Chief
Financial Officer
R.H. Donnelley Corporation
1001 Winstead Drive
Cary, North Carolina 27513
Tel: 919-297-1116
Fax: 919-297-1601
steve.blondy@rhd.com
May 5, 2008
BY EDGAR TRANSMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Mr. Larry Spirgel

Re:	R.H. Donnelley Corporation Form 10-K for the year ended December 31, 2007 Filed March 13, 2008 File No. 1-07155
Ladies and Gentlemen:
This letter is submitted with respect to R.H. Donnelley Corporation’s (the “Company” or “RHD”) response to the second comment letter by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated May 1, 2008 (the “Comment Letter”), to the Company with respect to the Annual Report on Form 10-K for the year ended December 31, 2007 of the Company (file No. 1-07155) filed on March 13, 2008.
The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response. Unless otherwise indicated, page references included in the body of the Company’s responses are to the Form 10-K. Terms used and not defined are used in the same manner they are used in the Form 10-K.

Form 10-K for the year ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Corporate Overview, page 35
1.	We note your response to comment one in our letter dated April 22, 2008. Your proposed disclosure does not explain the “economic challenges” facing the Company, but instead focuses on your responses. Further revise to detail whether the economic challenges are limited to the company’s precipitous drop in shareholder value or problems relating to the company’s business operations. If limited to the former, explain how management’s responses are intended to improve the investment community’s “evolving” view of the company’s industry and company’s significant leverage. In addition, explain what specific steps management plans to take “to streamline operations and contain costs.”
Response:
In response to the Staff’s comment, we have enhanced our proposed disclosure to address your Comment 1 above. We propose to add this disclosure to the Overview section within MD&A in our Quarterly Report on Form 10-Q for the three months ended March 31, 2008. We will continue to include such disclosure (revised for new developments, as warranted) in future filings to the extent such disclosure remains relevant and accurate.

Recent Trends Related to Our Business

We have experienced a significant decline in our stock price during the latter part of 2007 and into 2008. We believe the decline in the stock price primarily reflects the investment community’s evolving view of (1) local media companies generally and (2) companies with significant financial leverage, particularly as the national economic outlook has become increasingly uncertain. In that regard, we note that our stock price decline has coincided with a significant drop in the stock prices of many other local media companies, as well as many companies with significant leverage, which have been adversely impacted by instability in the credit markets.

We also have been experiencing lower advertising sales primarily as a result of declines in recurring business (renewal and increase to existing advertisers, collectively), mainly driven by weaker housing trends, reduced consumer confidence and more cautious advertiser spending in our markets given their perception of the economic health of their respective markets. In addition, we have been experiencing adverse bad debt trends attributable to many of these same economic challenges in our markets. If these economic challenges in our markets continue, our advertising sales, bad debt experience and operating results would continue to be adversely impacted in future periods.

In response to these economic challenges facing the Company, we continue to actively manage expenses and are analyzing a host of initiatives to streamline operations and contain costs. At the same time, we are committing our sales force to focus on selling the value provided to local businesses through our Triple Play offering of print yellow pages, internet yellow pages and online search. In addition, we continue to invest in our future through initiatives such as systems modernization and consolidation, new print and digital product introductions and associated employee training. As economic conditions recover in our markets, we believe these investments will drive future revenue growth, thereby enhancing shareholder value.

As a result of the significant decline in the market value of the Company’s debt and equity securities, we recorded a non-cash goodwill impairment charge of $2.5 billion during the three months ended March 31, 2008. This charge was calculated in accordance with SFAS 142, as further described in “Results of Operations”. The charge had no impact on operating cash flow, compliance with debt covenants, tax attributes or management’s outlook for the business. We will continue to evaluate the value of our equity and debt securities in accordance with SFAS 142 and 144.
Notes to Consolidated Financial Statements
Business and Presentation, page F-10
2.	We note your response to comment two in our letter dated April 22, 2008. Since you have reclassified certain costs to a separate line item titled “selling and support expenses,” we believe that it would be more appropriate to re-title your “cost of revenues” line item. Since your cost of revenues include expenses related to printing, paper, publishing and distribution, you should consider revising the line item to the more descriptive title “production, publication and distribution costs.” Such presentation would continue to comply with Rule 5-03 of Regulation S-X.
Response:
In accordance with the Staff’s request, in our future filings, commencing with our Quarterly Report on Form 10-Q for the three months ended March 31, 2008, we will revise the “cost of revenues” line item to the more descriptive title “production, publication and distribution costs.”
Summary of Significant Accounting Policies, page F-13
Revenue Recognition
3.	We note your response to comment two in our letter dated April 22, 2008. Your response did not state whether you recorded barter expense for each of the respective periods. If not, please tell us why. Also, it appears that your barter revenue is material to your income (loss) before income taxes under the assumption that you have no related barter expense. Accordingly, you should continue to disclose the dollar value of barter transactions in future filings.

Response:
In response to the Staff’s comment, we do recognize barter expense. For the years ended December 31, 2007 and 2006 and for the three months ended March 31, 2008, barter revenue was $12.7 million, $9.4 million and $3.1 million, respectively. These amounts represented no more than approximately 0.5% of total net revenue for these periods. Barter expense for these same periods was $13.2 million, $10.2 million and $3.1 million, respectively, representing no more than approximately 0.7 % of total expenses during these periods. We recorded no barter revenue or expense for the year ended December 31, 2005. Generally, barter revenue and expense are roughly equal in value over time and, therefore, barter transactions have an immaterial impact on operating income and net income. Any timing difference between barter revenue and expense is primarily due to barter revenue being recognized over the life of the publication, typically twelve months, while barter expense is recognized as incurred, which is generally earlier and over a shorter period. When barter revenue and expense are not exactly equal in any given period, the insignificant variance is subsequently recognized over a relatively short time frame. Considering the timing, nature and immaterial amounts, management intends to eliminate reference to our accounting policy for barter transactions and does not intend to disclose the amounts of barter revenue or expense in future filings.
Accounts Receivable, page F-12
4.	We note your response to comment four in our letter dated April 22, 2008. With respect to your latitude in establishing prices, tell us more about the various discounted advertising programs that the CMRs are able to choose to offer to national advertisers. Tell us if you grant the CMRs a “discount” from your published rates for them to sell at a higher price, or if the full “discount” is actually passed through to the customer.
Response:
We offer a variety of published discount programs to CMRs with advertiser eligibility for such discounts dependent upon a host of factors, generally involving the advertiser purchasing a larger advertisement, additional advertising headings or otherwise increasing its advertising spend with us.

Again, we reiterate that RHD always establishes the price for all advertisements placed in our directories by national advertisers and that CMRs never establish pricing for national advertising in our directories. We bill the CMRs for the gross amount of the advertisements, which is the amount we recognize as revenue. To facilitate the billing and collection process, the CMRs pay us this gross amount less their commission. We do not participate in the billing arrangements between the CMRs and the national advertisers.

Based on the foregoing and the other factors under EITF 99-19 referenced in our first response to the Staff, we believe that RHD is the primary obligor with respect to national advertising in our directories.

* * * * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings,

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have provided this response letter to you via facsimile, as well as through EDGAR submission, to facilitate an expeditious resolution to these comments.
Please contact me at (919) 297-1116 should you wish to discuss any of the responses. Thank you for your continuing attention to this matter.
Sincerely,
Steven M. Blondy
Executive Vice President and Chief Financial Officer

cc:	Jorge A. Rivera, Esq. Kyle Moffatt Inessa Kessman Mark Hianik, Esq. Robert Bush, Esq. Thomas C. Daniels, Esq.